October 10, 2023

Securities and Exchange Commission

100 F. St NE

Washington, D.C. 20549

Re:	Umbra Companies, Inc.
Registration Statement on Form S-1
Filed December 30, 2021
File No. 333-261951

To Whom it May Concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Umbra Companies, Inc (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (“SEC”) of its Registration Statement on Form S-1 (File No. 333-261951) (the “Registration Statement”), filed on December 30, 2021.

The Registrant believes that withdrawal of the Form S-1 Registration Statement is consistent with the public interest and protection of investors. No sales were made in connection with the Form S-1 filed on December 30, 2021.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to Sharon Mitchell Esq. of SD Mitchell & Associates, PLC at sharondmac2013@gmail.com.

If you have any questions regarding this application for withdrawal, please call Sharon Mitchell, Esq. the Company’s Counsel at 248-515-6035

Respectfully,

/s/ Rohn Monroe

Rohn Monroe – CEO